Alan M. Gilbert
Direct Dial:  (612) 672-8381
Direct Fax:  (612) 642-8381
alan.gilbert@maslon.com
August 11, 2016
SUBMITTED VIA EDGAR

Mara L. Ransom
Assistant Director, Office of Consumer Products
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C. 20549

Re:         Nuvel Holdings, Inc. (the "Company")
Form 8-K
Filed July 8, 2016
File No. 000-54249

Dear Ms. Ransom:

This letter will respond on behalf of the Company to your comment letter dated August 5, 2016 with respect to the above referenced report (the "Form 8-K") filed by the Company with the Securities and Exchange Commission (the "Commission").  To facilitate your review, we have included in this letter your original comment (in bold) followed by our response.

General

1.	It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the OrangeHook acquisition, as you had no or nominal operations and no or nominal non-cash assets. Please tell us whether the transaction reported on this Form 8-K resulted in a change in your status as a shell company. If so, pursuant to Item 2.01(f) of Form 8-K, please amend your Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act. If you believe your status as a shell company has not changed as a result of the current transaction, please confirm that going forward, you will appropriately mark your Exchange Act filings to identify yourself as a shell company.
Please note that the event triggering the filing of the Form 8-K was the execution and delivery of an Agreement and Plan of Merger dated as July 1, 2016 by and among the Company, OH Acquisition Corp. and OrangeHook, Inc. (the "Merger Agreement").  As such, the Form 8-K was filed to provide the information required under Item 1.01 of Form 8-K (Entry into a Material Definitive Agreement).  The parties to the Merger Agreement are still in the process of satisfying applicable closing conditions and, therefore, the merger contemplated by the Merger Agreement has not yet occurred. Upon closing of the merger, the Company intends to file a subsequent Current Report on Form 8-K, under Item 2.01 (Completion of Acquisition or Disposition of Assets), that includes the information that would be required if filing a general form for registration of securities on Form 10 under the Exchange Act. This subsequent report will be filed within four business days after the closing and will include, at the time of initial filing, the financial statements and information required by Item 9.01 of Form 8-K (Financial Information and Exhibits).

Mara L. Ransom
Assistant Director
U. S. Securities and Exchange Commission
August 11, 2016

In connection with this response, the Company hereby acknowledges that:

●	it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions or comments regarding the foregoing, please direct them to the undersigned by telephone at (612) 672-8381, by facsimile at (612) 642-8381, or by email at alan.gilbert@maslon.com; or to Richard Resnick, the Company's Chief Executive Officer, by telephone at (469) 286-8869, or by email at rresnick@nuvelholdings.com.

Regards,

/s/  Alan M. Gilbert
      Alan M. Gilbert, Esq.

cc: (via email):     Richard Resnick